Corporate Offices 802 SE Plaza Ave. Suite #200 Bentonville, AR 72712 Phone: 479-464-9944

May 6, 2011

Via E-mail
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:          America’s Car-Mart, Inc.
Form 10-K for Fiscal Year Ended April 30, 2010
Filed June 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed August 27, 2010
Form 8-K
Filed November 8, 2010
File No. 000-14939

Dear Mr. Owings:

Please find our response to your comments dated April 25, 2011 related to the above filings.  Items in italics represent proposed changes/additions to the filing and section in question.

Form 10-K for Fiscal Year Ended April 30, 2010

Item 1.  Business, page 3

1.
 Please disclose the basis for your statement that you are the largest publicly held automotive retailer in the United States focused exclusively on the “Buy Here/Pay Here” segment of the used car market.

Response to 1.
The Company operates in a relatively small industry.  We monitor the top competitors and players in the industry as well as public filings and our investor base.  Based on our industry knowledge we believe we are the only publicly held automotive retailer in the United States focused exclusively on the “Buy Here/Pay Here” segment of the used car market and thus the largest.

2.
We note the disclosure on page 4 that your average retail sales price was $9,137 in fiscal 2010.  We also note the disclosure on page 7 that your customers pay between $3,000 and $6,000 per vehicle.  Please reconcile the two disclosures.

Response to 2.
Please note that the disclosure on page 4 refers to the average retail sales price of $9,137.  This is the average price that our customer pays the Company for a car.  The disclosure on page 7 is under our Purchasing information and refers to the price that the Company pays to purchase a vehicle for its inventory.  This disclosure specifically says:  Generally, the Company’s buyers purchase vehicles between five and ten years of age with 90,000 to 130,000 miles, and pay between $3,000 and $6,000 per vehicle.

Item 1A. Risk Factors, page 12

3.
We note the statements in the first paragraph that you are subject to various risks and that there are risks not disclosed in this section because they are either unknown or immaterial. This section should describe all material risks and should not reference any unknown or immaterial risks. Please revise accordingly and provide us with your revised disclosure.

Response to 3.
The disclosure will be revised as follows in future filings:
The Company is subject to various risks. The following is a discussion of risks that could materially and adversely affect the Company’s business, operating results, and financial condition.

4.
We note that you have not included a risk, other than the availability of real estate, relating to your growth strategy of increasing dealerships by 10% per year. Please confirm to us that you do not believe there are any material risks, other than risks currently disclosed in this section, that relate to such strategy. Alternatively, please add a risk factor to discuss the risks associated with such strategy and provide us with your revised disclosure.

Response to 4.
The risk referring to “The Company’s growth is dependent upon the availability of suitable dealership sites.” will be replaced with the following risk related disclosure:

The Company’s growth strategy is dependent upon the following factors:

•
Availability of suitable dealership sites.  Our ability to open new dealerships is subject to the availability of suitable dealership sites in locations and on terms favorable to the Company.  If and when the Company decides to open new dealerships, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of the Company’s dealership base.  In addition, if a new dealership is unsuccessful and we are forced to close the dealership, we could incur additional costs if we are unable to dispose of the property in a timely manner or on terms favorable to the Company.  Any of these circumstances could have a material adverse effect on the Company’s expansion strategy and future operating results.

•
Ability to attract and retain management for new dealerships.  The success of new dealerships is dependent upon the Company being able to hire and retain additional competent personnel.  The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive.  If we are unable to hire and retain qualified and competent personnel to operate our new dealerships, these dealerships may not be profitable, which could have a material adverse effect on our future financial condition and operating results.

•
Availability and cost of vehicles.  The cost and availability of sources of inventory could affect the Company’s ability to open new dealerships.  The overall new car sales volumes in the United States have decreased dramatically in the last few years and this could potentially have a significant negative effect on the supply of vehicles at appropriate prices available to the Company in future periods.  This could make it difficult to supply appropriate levels of inventory for an increasing number of dealerships without significant additional costs, which could limit our future sales or reduce future profit margins if we are required to incur substantially higher costs to maintain appropriate inventory levels.

•
Acceptable levels of credit losses at new dealerships.  Credit losses tend to be higher at new dealerships due to fewer repeat customers and less experienced associates.  Therefore, the opening of new dealerships tends to increase our overall credit losses.  In addition, our new dealerships may experience higher than anticipated credit losses, which may require us to incur additional costs to reduce future credit losses or to close the underperforming locations altogether.  Any of these circumstances could have a material adverse effect on our future financial condition and operating results.

Signatures, page 63

5.
Please advise us whether Messrs. Henderson and Williams signed the filing on behalf of you in their individual capacities as required by General Instruction D(2)(a) of Form 10-K. Please revise in future filings.

Response to 5.
Messrs. Henderson and Williams did sign the filing on behalf of the Company in their individual capacities; however, the signatures will be revised in future filings as required by General Instruction D(2)(a) of Form 10-K with Mr. Williams signing for the Company and Messrs. Henderson and Williams signing in their individual capacities below.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

Base Salary, page 19

6.	Please discuss the factors considered by your compensation committee in deciding to increase Mr. Hight’s and Mr. Williams’s base salaries for fiscal 2010. See Item 402(b)(2)(ix) of Regulation S-K.

Response to 6.
The following will be included in the 2011 Proxy:
In fiscal 2010, Mr. Hight and Mr. Williams both received a 12.2% increase in base salary to $210,319 and $204,626, respectively.  The factors considered in deciding to grant these increases included performance of the Company in the prior fiscal year, their direct contributions to the increased profitability of the Company, increased experience and specialized industry knowledge as well as compensation levels the compensation committee considered to be appropriate to remain generally competitive with similar sized public companies.

Long-Term Incentive Compensation, page 20

7.	Please discuss your policies for allocating your long-term incentive compensation between stock options and restricted stock awards. See Item 402(b)(2)(ii)-(iii) of Regulation S-K.

Response to 7.
The second paragraph of the referenced section will be revised in the 2011 Proxy to include the following statement after the first sentence of that paragraph:
The allocation of long-term incentive compensation between stock options under the Option Plan and restricted stock under the Incentive Plan is generally made with the goal of rewarding long-term service with the issuance of restricted shares and rewarding efforts related to increasing the stock price over the long-term with the issuance of stock options.

Perquisites and Personal Benefits, page 21

8.
We note the statement in the last sentence that no discretionary amounts for tax gross-ups were paid in fiscal 2010 or 2009. However, you disclose in footnote 1 to the Summary Compensation Table that amounts were paid to your named executive officers in fiscal 2010 and 2009 to partially defray income taxes due upon vesting of restricted stock.  Please revise.

Response to 8.
On page 21 the references are to discretionary amounts for tax gross-ups.  The 2010 and 2009 amounts for tax gross-ups were paid in accordance with the employment agreements and thus not considered to be discretionary.  The 2008 amounts for tax gross-ups were discretionary amounts paid in addition to any amounts in the employment agreements.  We will revise the referenced paragraph as follows for the 2011 Proxy:

Perquisites and Personal Benefits

Our named executive officers receive additional compensation consistent with our philosophy of hiring and retaining key personnel.  Such perquisites include executive health insurance, automobile allowances, club dues and matching contributions to our 401(k) plan.  See “Executive Compensation – Summary Compensation Table for Fiscal 2010” for the aggregate incremental cost to us during fiscal 2010 of such benefits.  The Company also makes certain cash payments to the executive officers pursuant to their employment agreements to defray the income taxes due upon the vesting of restricted stock. These amounts are known as tax gross-up payments.  The compensation committee has in the past made, and may in the future make, additional discretionary tax gross-up payments.  For example, in 2008 the committee provided discretionary tax gross-ups to our executive officers to reward them for meeting performance goals in a difficult operating environment and to allow them to retain their ownership levels in our common stock.  No such discretionary amounts for tax gross-ups were paid in fiscal 2010 or 2009. Tax gross-up amounts paid in fiscal 2010 and 2009 were paid in accordance with the employment agreements.

Summary Compensation Table for Fiscal Years 2010, 2009, and 2008, page 22

9.
We note that you disclosed the amounts paid to your named executive officers for tax gross-ups in the “Bonus” column. However, such amounts should be disclosed in the “All Other Compensation” column. See Item 402(c)(2)(ix)(B) of Regulation S-K. Please revise.

Response to 9.
We have previously reported tax gross-ups paid in accordance with the employment agreements in the “Bonus” column and discretionary tax gross-ups in the “All Other Compensation” column.  In future filings, all amounts paid to named executive officers for tax gross-ups will be reported in the “All Other Compensation” column in accordance with Item 402(c)(2)(ix)(B) of Regulation S-K.

Outstanding Equity Awards at 2010 Fiscal Year-End, page 29

10.
We note that you have included 180,000; 72,000; and 108,000 options for Messrs. Henderson, Williams and Hight, respectively, in the column “Number of Securities Underlying Unexercised Options (#) Exercisable.” However, because this table should provide information as of your most recent fiscal year end and such options did not vest until after your most recent fiscal year end, such options should have been reported in the column “Number of Securities Underlying Unexercised Options (#) Unexercisable.” Please confirm your understanding of this requirement. See Item 402(f) of Regulation SK.

Response to 10.
We agree with your observation and understand the requirements.  These options vested as of April 30, 2010 but were not exercisable until the 10-K was filed on June 18, 2010; therefore, they should have been listed in the “Unexercisable” column at April 30, 2010.  These will be correctly reported in the 2011 Proxy.

Change in Control Agreements, page 30

11.	Please disclose your basis for providing a single trigger for payments in the event of a change in control. See Item 402(b)(2)(xi) of Regulation S-K.

Response to 11.
The following disclosure will be added to the referenced section in the 2011 Proxy:
The single trigger for change of control payments was established to align the interests of the three executive officers with shareholders should there ever be a proposed change of control event.

12.
Please clarify why the change in control payments are different based on whether or not the named executive officer was terminated without cause in connection with the change in control. We note the statement in the second paragraph, third sentence that if a named executive officer is terminated without cause in connection with a change in control, then he is treated as being employed on the date the change in control becomes effective. You also disclose in the second paragraph, first sentence the potential payments to a named executive officer if he is employed on the date the change in control becomes effective. Accordingly, it does not appear that change in control payments should be different based on whether or not the named executive officer was terminated without cause in connection with the change in control.

Response to 12.

The employment agreements for our named executive officers provide for additional payments under two different situations:  the first situation being termination without cause and the second situation being a change in control.  Under the employment agreements, if a named executive officer is terminated without cause, additional payments are due to the named executive officer equal to the remaining base salary through the term of the employment agreement, the pro-rata portion of any bonus earned through the date of termination, and all unvested restricted stock and stock options will immediately vest in full without regard to the achievement of any applicable performance goals or time requirements.  If a change in control occurs (without termination), then the change in control payments are due.  However, if, prior to a change in control, a named executive officer is terminated without cause in connection with  the change in control, then the named executive officer is treated as being employed on the date the change in control becomes effective and, therefore, receives both the termination without cause payments and the change in control payments.

The second paragraph of the referenced section will be revised in the 2011 Proxy as follows.  For convenient reference, we have underlined the revised or additional text in this paragraph:
In the event of a change in control while the named executive officer is still employed under his employment agreement, on the date the change in control becomes effective, we must pay the named executive officer a lump sum cash payment equal to 2.99 times the “base amount” (as defined by Section 280G of the Code) with respect to his compensation and all unvested restricted stock and stock options previously granted vest in full, without regard to the achievement of any applicable performance goals.  Such payments are referred to in this proxy statement as change in control payments.  If, prior to the change in control, we terminate the named executive officer without cause and the termination is related to the change in control, then, for purposes of his change in control payments, such named executive officer will be treated as being employed on the date the change in control becomes effective.  In such case, the named executive officer will receive the change in control payments in addition to any other compensation to which the named executive officer is entitled under his employment agreement as a result of his termination.  A termination without cause includes any termination other than for “cause,” which generally consists of a breach, gross negligence or wrongdoing by the named executive officer.

If it is determined that any payment made in connection with a change in control or termination thereafter would be subject to excise taxes, the named executive officer will be entitled to receive a one-time additional payment in an amount reasonably determined by an independent accounting firm to be equal to such excise tax.  Payments are payable even if such named executive officer is not eligible for termination benefits under his employment agreement.  In the event of any underpayment of such amount, the amount of such underpayment will be promptly paid by us.  In the event of any overpayment, the named executive officer will, at our direction and expense, take steps as are reasonably necessary to correct such overpayment; provided, however, that the named executive officer will in no event be obligated to return to us an amount greater than the net after-tax portion of the overpayment and the applicable provisions of the employment agreement will be interpreted in a manner consistent with the intent of making the named executive officer whole, on an after-tax basis.

13.	Please disclose what it means for a named executive officer to be terminated “without cause in connection with a change in control.” See Item 402(j)(1) of Regulation S-K.

Response to 13.
The employment agreements for our named executives provide for certain situations where termination of the agreement for “cause” can occur without compensation to the named executive officer.  Termination for “cause” is defined in the employment agreement and generally relates to a breach, gross negligence or wrongdoing by the named executive.  Any other termination is considered to be without cause.  When a termination without cause occurs and can reasonably be associated with a change in control, we have referred to this as a termination without cause in connection with a change in control.  Please also see the revisions to the reference section of the Proxy provided in our Response to 12.

Transaction with Related Persons, Promoters and Certain Control Persons, page 32

14.	Please disclose the standards applied by your audit committee when reviewing transactions with related persons. See Item 404(b)(1)(ii) of Regulation S-K.

Response to 14.
The audit committee reviews and considers proposed transactions and business relationships with related persons on a case-by-case basis in light of all facts and circumstances and does not use any prescribed criteria for approving or rejecting any proposed transaction or relationship.  The Company has had no transactions with related parties in approximately eight or more years.

We will change the second paragraph of the referenced section in the 2011 Proxy to the following:

In accordance with our audit committee charter, our audit committee is responsible for reviewing and approving, or rejecting, any transactions with “related persons” as defined by SEC rules and any potential conflicts of interest between us and any third party.  The audit committee reviews and considers such transactions on a case-by-case basis in light of all facts and circumstances and does not use any prescribed criteria for approving or rejecting any proposed transaction or relationship.

 Form 8-K filed November 8, 2010

15.
We note that it appears that you have included only Schedule 1.1 to the Loan and Security Agreement in Exhibit 4.1. While you may exclude schedules for agreements filed pursuant to Item 601(b)(2) of Regulation S-K, a similar exemption does not exist for agreements filed pursuant to Item 601(b)(4) of Regulation S-K. Please re-file the entire Loan and Security Agreement, including all schedules, with your next periodic report.

Response to 15.
We will re-file the entire Loan and Security Agreement, including all schedules, as requested, and will request confidential treatment for those schedules, or portions thereof, which contain confidential information.

In addition, we acknowledge the following statements:

•  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeff Williams, Chief Financial Officer, at (479) 418-8021 with any questions.

Sincerely,

/s/ Jeffrey A. Williams

Jeffrey A. Williams
Chief Financial Officer
America’s Car-Mart, Inc.